Room 4561

December 15, 2006

Mr. Christian R. Larsen, President
Pacific Webworks, Inc.
180 South 300 West, Suite 400
Salt Lake City, Utah

>   **Re: Pacific Webworks, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**

Dear Mr. Larsen:

We have reviewed your response to our comment letter dated July 28, 2006 in connection with the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Goodwill, page 20

1.   We note your response to prior comment 3 in your letter dated September 13, 2006 and have the following questions:

a) In your response you indicate that management reviews results and makes decisions based upon consolidated numbers and not on reporting units. We further note that your disclosures provided in Note 11 identify four separate segments which constitute reporting units under paragraph 30 of SFAS 142. Your next response should address the steps taken by management in determining goodwill allocation and impairment at the reporting unit level. In addition, it is apparent that your goodwill should have been allocated to your Intellipay reporting unit and likewise evaluated for impairment at that level in accordance with paragraph 30 of SFAS 142. Refer to paragraphs 19-21 of SFAS 142 for guidance in determining the existence of any possible goodwill impairment at the reporting unit level, paragraphs 23-25 of SFAS 142 for determining the fair value of each individual reporting unit and paragraph 45 of SFAS 142 for allocations to reportable segments or units.

b) We note your segment disclosures in Note 11 which indicate that Intellipay revenues were $484,339 and $542,899, respectively, for the years 2004 and 2005. The increase from 2004 to 2005 was approximately 12%. We further note that in your goodwill analysis you projected revenues of $1,471,015 for 2006, representing a 171% increase over 2005. Please explain this discrepancy and provide us with the actual year to date 2006 Intellipay revenues.

c) Your goodwill analyses contain four separate net present values. It is unclear which one the Company is relying on for your impairment analysis. Please explain.

Revenue Recognition, pages 20-21

2. We note your response to prior comment 4 and your revised disclosures on pages 20 and 21 of Form 10-KSB/A. Based on your supplemental information provided, it would appear that you are entering into multiple element arrangements which include software, hosting (which appears to be provided over a 24-36 month period) and technical support as well as training and education services (i.e. PCS as defined by paragraph 56 of SOP 97-2). Thus, it appears that should you should be accounting for these arrangements in accordance with SOP 97-2. We reference paragraphs 10 and 101 of SOP 97-2. It is unclear as to whether the technical support provided includes period data, model and/or rule updates to maintain system performance (see paragraph 36 of SOP 97-2). It is also unclear as to whether the services you provide are essential to the functionality of the other elements in your arrangements (see paragraph 70-71 of SOP 97-2). Address how you apply each of the criteria within SOP 97-2 in accounting for your multiple element arrangements.

3. We note your response to prior comment 5 where you indicate that under certain circumstances you have offered customers the ability to enter into agreements with

24 or 36 month payment terms. Quantify for us the amounts of such arrangements originated in each year presented and describe how you recognize revenue for these arrangements. Further, address whether you have experienced any collectiblity problems within these types of arrangements.

4.   We note your response to prior comment 6. Explain in reasonable detail your consideration of the notion of collectibility at the outset of your arrangements in light of the significance of your bad debt expense and extended payment terms discussed in the above comment. Refer to paragraphs 26 through 30 of SOP 97-2 for software arrangements and SAB Topic 13.A.1 for other types of arrangements.

5.   We note your response to prior comment 7. In your response you indicate that value for each of your identified elements is evidenced through standard internally generated pricing based upon historical sales. Explain how you establish vendor specific objective evidence (VSOE) for your software licenses and maintenance services and tell us how you allocate consideration between these and any other elements. Refer to paragraph 10 of SOP 97-2.

6.   We note that you sell software with free maintenance services. Tell us how your free maintenance services or other concessions comply with paragraph 11 of SOP 97-2.

7.   Explain how you considered the applicability of EITF 00-3 to your software arrangements.

8.   We note your statement that revenue derived from the initial sale of software is recognized over the estimated life of customers. Explain your basis for this method of recognition and include the accounting literature you are relying on.

Note 9 – Operating Commitments, pages 29-30

9.   We note your response to prior comment 8. In your response you indicate that you account for your operating lease revenue in accordance with SOP 97-2 and SAB 101. Please note that SAB 101 was superseded by SAB 104. Provide us with an example of a lease which is representative of these types of arrangements. Also, provide us with an example of a third party sales agreement for the purchase of these revenue streams. You indicate that that you are selling these lease agreements to third parties without recourse to the company. It is unclear to us if you are still providing hosting or any other types of service under these arrangements once they are sold. It appears that you are essentially selling the receivables and future payment streams for cash. It also appears that you are recognizing revenue on these sales of receivables at the point of sale even though you appear to have a continuing obligation to perform under the initial agreement. Provide us with the specific authoritative literature (i.e. paragraph references) in SOP 97-2, SAB 104 or

any other literature which supports your accounting for these types of arrangements.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3730 if you have any questions regarding these comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant